Mail Stop 4561

October 1, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
         Amendment No. 3 to Registration Statement on Form S-4
         Filed September 21, 2007
         File No. 333-141453

Dear Ms. Davis:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information about Belvedere SoCal and SoCal Bank, Spectrum Bank and First Heritage Bank, N.A., page 76

Spectrum Bank, page 78

Non-Performing Assets, page 80

1.   Please revise to describe the reasons for the significant increase in non-accrual loans and leases and OREO as of June 30, 2007. Describe the nature and extent of the collateralization and guarantees related to non-accrual loans.

Changes in Allowance for Loan Losses, page 81

2.   Please revise to describe the reasons for the decrease in the allowance for loan and lease losses relative to the held for investment portfolio in light of the significant increase in non-performing assets as of June 30, 2007.

First Heritage Bank, N.A., page 83

3.   Please revise to describe the reasons for the significant decrease in the allowance for loan and lease losses relative to the loan portfolio as of June 30, 2007. Describe any changes in asset quality, portfolio mix, or other factors occurring subsequent to December 31, 2006.

Management's Discussion and Analysis, page 89

Provision and Allowance for Loan Losses, page 99

4.   We note your added disclosure on page 100 in response to comment 12 of our letter dated May 9, 2007. Please revise to disclose the specific risk categories for which the bank reduced loss factors in 2006 and explain the reasons for the decrease in these factors.

Experts, page 113

5.   Please revise to include reference to the financial statements and independent public accountants for Spectrum Bank and First National Bank Holding Company.

Audited Financial Statements of Professional Business Bank

General

6.   We note that you restated your 2006 financial statements in response to comment 10 of our letter dated May 9, 2007. Please revise to clearly label the applicable revised financial statement columns as "restated." Include a financial statement footnote

describing the correction of the error and quantifying the impact on the financial statements. Refer to paragraph 26 of SFAS 154.

Independent Auditor's Report, page F-5

7.   Please include a revised opinion that clearly refers to the restatement of the financial statements. Refer to AU 561 and paragraph .12 of AU 711.

Audited Financial Statements of Spectrum Bank

Note C – Loans, page F-41

8.   Please revise to provide the disclosure required by paragraph 17(e) of SFAS 140. If you believe this disclosure is not material, quantify for us on a supplemental basis the carrying value of servicing assets, amortization expense, and any impairments for the periods presented.

9.   As a related matter, if material, please include the disclosure required by paragraph 17 of SFAS 140 as amended by SFAS 156 in a footnote to the bank's June 30, 2007 unaudited financial statements.

Audited Financial Statements of Business of First National Bank Holding Company

Note 3 – Loans Receivable, page F-59

10.   Please revise to present the disclosure required by paragraph 20 of SFAS 114, as amended by SFAS 118. Provide updated information as of June 30, 2007 in the unaudited financial statement footnotes or in your discussion regarding First Heritage Bank on page 83.

Exhibit 23.7 – Consent of Independent Registered Public Accounting Firm

11.   The accountants' consent refers to the Independent Auditors' Report dated February 16, 2007. The referenced report on page F-29 of your filing is dated January 27, 2007. Please include a revised consent that refers to the appropriate date for the Independent Auditors' Report.

*   *   *   *   *

Closing Comments

       As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding these comments. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: John F. Stuart, Esq.
       Kenneth E. Moore, Esq.
       Reitner, Stuart & Moore
       1319 Marsh Street
       San Luis Obispo, California 93401

       Barbara S. Polsky, Esq.
       Joshua A. Dean, Esq.
       Manatt, Phelps & Phillips, LLP
       11355 West Olympic Boulevard
       Los Angeles, California 90064